MOVADO GROUP, INC.
                                  650 From Road
                             Paramus, NJ 07652-3507
                                  201-267-8000



                                                    September 14, 2006


Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Global Security Risk
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Cecilia D. Blye

                               MOVADO GROUP, INC.
                               ------------------

Ladies and Gentlemen:

        Movado Group, Inc. (the "Company") is submitting this letter in response to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2006 (the "Form 10-K") and the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2006 (the "Form 10-Q"), as set forth in your letter dated August 30, 2006 to Mr. Efraim Grinberg (the "Comment Letter").

        For reference purposes, the text of the Comment Letter has been reproduced in this letter with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses. In this letter, foreign currency amounts have been converted into U.S. Dollars at a rate of CHF 1.25 per US$ and 0.79 Euro per US$.

        1. WE NOTE THAT YOUR WEBSITE LISTS "MOVADO SERVICE CENTER LOCATIONS OUTSIDE THE CONTINENTAL UNITED STATES" INCLUDING SERVICE CENTERS IN IRAN AND SYRIA. YOUR 10-K INCLUDED NO INFORMATION REGARDING CONTACTS WITH IRAN AND SYRIA. WE ALSO NOTE THAT EXHIBIT 10.1 TO YOUR 10-Q FOR THE QUARTERLY PERIOD ENDED APRIL 30, 2006, IS A LICENSING AGREEMENT GRANTING A LICENSE TO YOUR SUBSIDIARY COVERING TERRITORY WHICH INCLUDES CUBA, IRAN, NORTH KOREA, SUDAN AND SYRIA. THE LICENSING AGREEMENT ALSO IDENTIFIES RELEVANT TRADEMARKS IN CUBA, IRAN, NORTH KOREA, SUDAN AND SYRIA.


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                                                                             2


                IN LIGHT OF THE FACT THAT CUBA, IRAN, NORTH KOREA, SUDAN AND SYRIA HAVE BEEN IDENTIFIED BY THE U.S. STATE DEPARTMENT AS STATE SPONSORS OF TERRORISM, AND ARE SUBJECT TO U.S. ECONOMIC SANCTIONS, PLEASE DESCRIBE FOR US THE EXTENT AND NATURE OF ANY PAST, CURRENT, AND ANTICIPATED CONTACTS WITH THOSE COUNTRIES, WHETHER THROUGH SUBSIDIARIES, AFFILIATED ENTITIES, INDEPENDENT DISTRIBUTORS OR THROUGH OTHER DIRECT OR INDIRECT ARRANGEMENTS.

        CUBA, NORTH KOREA AND SUDAN
        ---------------------------

        Neither the Company nor, to the Company's knowledge, any of its subsidiaries have done or presently do any business whatsoever with Cuba, North Korea or Sudan, or anticipate doing any business there in the future.

        IRAN
        ----

        The Company and its U.S. subsidiaries and management have not done any business with Iran and do not intend to do any business there.

        Although there is a reference on the Company's website to an authorized service center for Movado watches in Tehran by the name of Haddadi Javad J.H.F.T. ("Haddadi"), neither the Company nor, to the Company's knowledge, any of its subsidiaries currently does any business with Iran or anticipates doing such business in the future. The most recent sales by the Company's foreign subsidiaries into Iran consisted of business done during the Company's 2001 fiscal year (ended January 31, 2001) from Switzerland by Movado Watch Company SA, a SOCIETE ANONYME organized under the laws of Switzerland ("MWC"). MWC is wholly-owned directly by the Company. The Company and its U.S. subsidiaries and management played no role in such past sales by MWC into Iran. Those sales by MWC amounted to less than $30,000 in fiscal year 2001. MWC has made no sales into Iran since then. MWC believes that independent authorized distributors and service centers outside Iran may have sold spare parts for the repair of Movado watches to Haddadi since the end of the Company's 2001 fiscal year. The Company will remove the outdated reference to having an authorized service center in Iran from its website.

        SYRIA
        -----

        The Company and its U.S. subsidiaries and management have not done any business with Syria and do not intend to do any business there. The sales described below were made in the ordinary course of the business of the Company's foreign subsidiaries, and the Company's U.S. management played no role in such sales by the Company's subsidiaries into Syria.

        MWC sells Movado watches and Movado watch parts to a shop called Dumar & Fatal ("D&F") located in Damascus, Syria. MGI Luxury Group SA, a SOCIETE ANONYME organized under the laws of Switzerland ("MLG"), that is indirectly wholly-owned by the Company, sells Concord watches and Concord watch parts from Switzerland to D&F. As a result, D&F is listed as an authorized after-sale service center for both Movado and Concord watches on the Company's website. Combined sales of Movado and Concord watches and watch parts into Syria by MWC and MLG have been less than $100,000 for each of the last two fiscal years and are not expected to be more than $250,000 during the Company's fiscal year ending January 31, 2007. To the Company's knowledge, none of D&F or any of its owners is on the List of Specially Designated Nationals and Blocked Persons (the "SDN List") published by the U.S. Treasury Department.

        MLG acquired Ebel SA, a SOCIETE ANONYME organized under the laws of Switzerland ("Ebel"), and its related assets on March 1, 2004, making Ebel a wholly-owned, indirect subsidiary of the Company. Ebel was subsequently merged into MLG. Ebel sold Ebel watches to a company called Rama Watch SA, a SOCIETE ANONYME organized under the laws of Switzerland ("Rama"), since 1992. Rama is controlled by a dual Syrian-Swiss national and his family, who also own a company called Morjan located in Damascus, Syria. Morjan operates three retail stores in Syria and sells most of the top Swiss luxury watch brands, including Ebel. We understand that all of MLG's sales of Ebel watches to Rama are shipped by Rama to Morjan for sale in Syria. Accordingly, Morjan is listed as an authorized Ebel service center on the Company's website. MLG's total sales of Ebel watches and Ebel watch parts to Rama were less than $1.0 million in each of the Company's fiscal years ended January 31, 2005 and January 31, 2006 and are expected to be approximately $1.1 million in the Company's fiscal year ending January 31, 2007. To the Company's knowledge, none of Rama, Morjan or any of their owners is on the SDN List.

        MWC is the exclusive licensee outside the USA of the Tommy Hilfiger trademark for watches, and contracts with unaffiliated third parties in Asia for the production of Tommy Hilfiger watches. Swissam Products Limited, a Hong Kong limited company ("SPL") that is a wholly-owned direct subsidiary of the Company, purchases the assembled Tommy Hilfiger-branded watches from third parties and resells them to distributors worldwide. In April 2006, SPL began selling Tommy Hilfiger watches to Ramak Duty Free Shops Ltd. ("Ramak"), a Syrian company based in Damascus. SPL's sales into Syria are expected to be less than $100,000 in the Company's fiscal year ending January 31, 2007. To the Company's knowledge, none of Ramak or any of its owners is on the SDN List.

        The sales described above were made on an order-by-order basis by the Company's foreign subsidiaries and were not based on any written agreements.

        2. DISCUSS FOR US THE MATERIALITY TO YOU OF ANY CONTACTS WITH CUBA, IRAN, NORTH KOREA, SUDAN AND SYRIA, INDIVIDUALLY AND IN THE AGGREGATE, AND WHETHER THOSE CONTACTS, INDIVIDUALLY OR IN THE AGGREGATE, CONSTITUTE A MATERIAL INVESTMENT RISK FOR YOUR SECURITY HOLDERS. PLEASE ADDRESS MATERIALITY IN QUANTITATIVE TERMS, INCLUDING THE DOLLAR AMOUNTS OF ANY ASSOCIATED ASSETS AND LIABILITIES, AND REVENUES. PLEASE ALSO ADDRESS MATERIALITY IN TERMS OF QUALITATIVE FACTORS THAT A REASONABLE INVESTOR WOULD DEEM IMPORTANT IN MAKING AN INVESTMENT DECISION,

                INCLUDING THE POTENTIAL IMPACT OF CORPORATE ACTIVITIES UPON CONSUMER SENTIMENT AND ON A COMPANY'S REPUTATION AND SHARE VALUE.

                WE NOTE, FOR EXAMPLE, THAT ARIZONA AND LOUISIANA HAVE ADOPTED LEGISLATION THAT REQUIRES THEIR STATE RETIREMENT SYSTEMS TO PREPARE REPORTS REGARDING STATE PENSION FUND ASSETS INVESTED IN, AND/OR PERMITS DIVESTMENT OF STATE PENSION FUND ASSETS FROM, COMPANIES THAT DO BUSINESS WITH U.S.-DESIGNATED STATE SPONSORS OF TERRORISM. THE PENNSYLVANIA LEGISLATURE HAS ADOPTED A RESOLUTION DIRECTING ITS LEGISLATIVE BUDGET AND FINANCE COMMITTEE TO REPORT ANNUALLY TO THE GENERAL ASSEMBLY REGARDING STATE FUNDS INVESTED IN COMPANIES THAT HAVE TIES TO TERRORIST-SPONSORING COUNTRIES. ILLINOIS, MAINE, NEW JERSEY AND OREGON HAVE ADOPTED LEGISLATION REQUIRING REPORTING OF INTERESTS IN, OR DIVESTMENT FROM, COMPANIES THAT DO BUSINESS WITH SUDAN, AND SIMILAR LEGISLATION HAS BEEN PROPOSED BY SEVERAL OTHER STATES. FLORIDA REQUIRES THAT ISSUERS DISCLOSE IN THEIR PROSPECTUSES ANY BUSINESS CONTACTS WITH CUBA OR PERSONS LOCATED IN CUBA. HARVARD UNIVERSITY, YALE UNIVERSITY, STANFORD UNIVERSITY, AND OTHER EDUCATIONAL INSTITUTIONS HAVE ADOPTED POLICIES PROHIBITING INVESTMENT IN, AND/OR REQUIRING DIVESTMENT FROM, COMPANIES THAT DO BUSINESS WITH SUDAN. YOUR MATERIALITY ANALYSIS SHOULD ADDRESS THE POTENTIAL IMPACT OF THE INVESTOR SENTIMENT EVIDENCED BY SUCH ACTIONS DIRECTED TOWARD COMPANIES THAT OPERATE IN CUBA, IRAN, NORTH KOREA, SUDAN AND SYRIA.

        Neither the Company nor any of its subsidiaries has any assets or liabilities in Cuba, Iran, North Korea, Sudan or Syria. Moreover, as indicated above, neither the Company nor, to the Company's knowledge, any of its subsidiaries conducts any business with Cuba, Sudan, North Korea or Iran.

        Annual sales by the Company's foreign subsidiaries into Syria, as described in detail above, are summarized in the aggregate as follows (U.S. Dollars in thousands):

-----------------------------------------------------------------------------------------------------------------------------
                                                           YEAR ENDING
                                                         JANUARY 31, 2007     YEAR ENDED JANUARY     YEAR ENDED JANUARY
                                                          (ESTIMATED)(1)           31, 2006               31, 2005
-----------------------------------------------------------------------------------------------------------------------------
Total Company sales.....................................     $518,000               $470,941               $418,966

Sales by foreign subsidiaries into Syria................      $1,415                  $969                   $542
Sales into Syria (% of total sales).....................       0.27%                  0.21%                  0.13%
-----------------------------------------------------------------------------------------------------------------------------

These aggregate sales into Syria by the Company's foreign subsidiaries represent less than 0.3% of the Company's historical total sales in any year and less than 0.3% of its projected total sales for the current year (ending January 31, 2007).


-------------
(1) Total sales for the 2007 fiscal year are based on previously announced Company estimates.

        The Company has not received any comments from any shareholders or from any other parties with respect to such sales by the Company's foreign subsidiaries, notwithstanding the references on the Company's website to the various service centers located in Syria. Moreover, the Company is not aware of any state law requiring state pension funds to divest holdings in companies whose foreign subsidiaries conduct business in Syria, and, in any event, state pension funds are not, to the Company's knowledge, currently material security holders of the Company.

        Based on the foregoing, the Company does not believe that the relatively small amount of business conducted with Syria by foreign subsidiaries of the Company presents any material risk to the Company's security holders.

                                     * * *

        Please do not hesitate to contact Timothy F. Michno, General Counsel to the Company, at 201-267-8105 with any questions you may have regarding this letter.

        In connection with the Company's comment response to the Staff's comments, the Company acknowledges that:

        o The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Form 10-Q;

        o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K or the Form 10-Q; and

        o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                                MOVADO GROUP, INC.



                                                By: /s/ Timothy F. Michno
                                                    -------------------------
                                                Name:  Timothy F. Michno
                                                Title: General Counsel